UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________

FORM 11-K

_____________________________

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number
001-32663

 _____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEAR CHANNEL OUTDOOR HOLDINGS, INC.
200 East Basse Road
San Antonio, Texas 78209
Telephone (210) 832-3700

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the accompanying statements of net assets available for benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2013 and 2012, and the changes in its net assets available for Plan benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  BKD,LLP

San Antonio, Texas
June 30, 2014
Federal Employer Identification Number:  44-0160260

Clear Channel Communications, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

Assets	2013	2012

Investments, at Fair Value
Plan interest in Clear Channel Communications, Inc. Master Trust	$848,450,668	$701,834,394
Total investments, at fair value	848,450,668	701,834,394

Receivables
Employer’s contributions	573,690	498,635
Participants’ contributions	1,556,083	1,335,142
Notes receivable from participants	14,642,502	14,460,159
Total receivables	16,772,275	16,293,936
Total assets	865,222,943	718,128,330

Liabilities
Administrative fees payable	−	−
Total liabilities	−	−

Net Assets Available for Benefits	$865,222,943	$718,128,330

See Notes to Financial Statements

Clear Channel Communications, Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2013

Investment Income
Plan interest in Clear Channel Communications, Inc. Master Trust	$162,743,792

Interest Income on Notes Receivable from Participants	612,969
163,356,761
Contributions
Employer	16,064,975
Participants	43,326,459
Rollovers	3,949,897
Total contributions	63,341,331
Total additions	226,698,092

Deductions
Benefits paid to participants	79,433,588
Administrative expenses	169,891
Total deductions	79,603,479

Net Increase	147,094,613

Net Assets Available for Benefits, Beginning of Year	718,128,330

Net Assets Available for Benefits, End of Year	$865,222,943

See Notes to Financial Statements

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1:	Description of Plan

The following description of the Clear Channel Communications, Inc. (Company or Plan sponsor) 401(k) Savings Plan (Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all eligible employees of the Company and its subsidiaries.  Employees become eligible to participate in the Plan after completing 90 days of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to defer a portion of their compensation in an amount that does not exceed the maximum allowed under Internal Revenue Service (IRS) rules and regulations.  Each year, participants may elect to contribute up to 25 percent of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $17,500 in 2013.  The Plan sponsor limits the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5 percent of pay.  The IRS limits the amount of compensation that can be taken into account for Plan purposes.  For 2013, the qualified plan compensation limit was $255,000.  Employees participating in the Plan who attained age 50 by December 31 were eligible to contribute an additional $5,500 in pre-tax “catch-up” contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers one unitized majority-owned subsidiary common stock fund (Clear Channel Outdoor Holdings, Inc.) and 19 registered investment funds.

Employer contributions to the Plan include matching contributions, currently in an amount equal to 50 percent of the first 5 percent of each participant’s voluntary contributions under the Plan.  Additionally, elective contributions may be made annually at the discretion of the Plan sponsor’s Board of Directors.  The employer contribution was $16,064,975 for the year ended December 31, 2013.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Participant Accounts

Each participant’s account is credited with allocations of the Plan sponsor’s contribution and Plan earnings (losses) and charged with certain stock fund expenses and transaction fees.  Allocations are based on participant account balances and participant-directed transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan.  For the year ended December 31, 2013, no forfeitures were used to reduce employer contributions.  Unallocated forfeitures as of December 31, 2013 and 2012, were approximately $417,500 and $6,600, respectively.

During 2014, as the Company was reviewing its true up analysis for the 2012 Plan year, it was determined that additional employer matching contributions due to Plan participants had not been allocated to the respective Plan participants.  As a result, approximately $316,000 in matching contributions is owed to certain participants of the Plan.  The Plan has funded all such amounts to be allocated from the unallocated forfeiture account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Plan sponsor’s contributions is based on years of continuous service.  A participant is 100 percent vested in the Plan sponsor’s contributions to the participant’s account after five years of credited service (or upon the death or disability of the participant or attainment of age 65).

Notes Receivable from Participants

Participants may borrow from $1,000 up to a maximum of the lesser of (i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one-year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or (ii) 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear a fixed interest rate equal to one percent above the prime rate as reported in the Wall Street Journal for the last business day of the quarter preceding the calendar quarter in which the loan is processed unless such rate is not “reasonable” within the meaning of ERISA, in which case a reasonable rate of interest shall be used.

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Rollovers

Rollovers represent transfers of eligible cash distributions from any other qualified plans through a direct transfer from such plan.

Payment of Benefits

On termination of employment, the Plan provides that benefits will be paid by a lump-sum distribution, a rollover or a combination of a lump-sum and rollover.  Participants also may elect to receive all or part of their funds invested in the Clear Channel Outdoor Holdings, Inc. stock fund in the form of shares of Clear Channel Outdoor Holdings, Inc. Class A common stock, subject to Plan requirements.  The Plan sponsor encourages terminated participants to review the distribution options available under the Plan.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

The Plan sponsor may periodically distribute the funds of terminated participants who do not make a distribution election.  If the vested account balance is $1,000 or less upon termination of employment, the funds will be distributed in the form of a lump-sum distribution unless the participant has elected to rollover the distribution.  If the vested account balance is greater than $1,000 but less than $5,000 upon termination of employment, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the Clear Channel Communications, Inc. Retirement Benefits Committee unless the participant has elected to receive the distribution in a lump-sum payment or as a direct rollover.  For benefits over $5,000 upon termination of employment, participants may elect to have benefits paid by lump-sum distribution, remain in the Plan until the earlier of age 65 or death of the participant or rolled over into another qualified plan.  Absent such an election, participants whose benefits exceed $5,000 upon termination of employment will receive a lump-sum payment as soon as administratively feasible after reaching age 65.  Hardship withdrawals are available to Plan participants upon approval.

Note 2:	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation

The Plan’s interest in the Clear Channel Communications, Inc. Master Trust (Master Trust) is stated at fair value (see Note 3).

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 3:	Plan Interest in Clear Channel Communications, Inc. Master Trust

The Master Trust was established for the investment of assets of the Plan and other Clear Channel Communications, Inc. sponsored retirement plans.  These investments in the Master Trust consist of and are valued as follows:

●	Clear Channel Outdoor Holdings, Inc. Class A common stock – quoted market price
●	Registered investment funds – net asset value of shares held

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company.  The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 31, 2013 and 2012 was approximately 98.2 percent and 98.3 percent, respectively.  The following table presents the fair values of investments and investment income for the Master Trust as of December 31:

	2013	2012
Investments at Fair Value
Clear Channel Outdoor Holdings, Inc. Class A common stock (unitized*)	$2,464,016	$1,760,491
Registered investment funds	861,017,392	712,059,232
	$863,481,408	$713,819,723

	2013
Investments Income
Net appreciation fair value of investments	$753,953
Clear Channel Outdoor Holdings, Inc. Class A common stock (unitized*)	136,708,105
Registered investment funds	137,462,058
	28,090,190
Interest and dividends	$165,552,248

* A non-registered fund comprised of the underlying Clear Channel Outdoor Holdings, Inc. Class A common stock and a short-term cash component.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 4:	Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the Master Trust measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

		2013 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds
International equity	$67,940,609	$67,940,609	$	−	$	−
Domestic equity	487,435,958	487,435,958		−		−
Life cycle	190,850,415	190,850,415		−		−
Bond	65,229,774	65,229,774		−		−
Money market	49,560,636	49,560,636		−		−

Clear Channel Outdoor Holdings, Inc. Class A common stock (unitized**)	2,464,016	2,464,016		−		−

Total assets at fair value*	$863,481,408	$863,481,408	$	−	$	−

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

		2012 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds
International equity	$54,802,637	$54,802,637	$	−	$	−
Domestic equity	366,411,227	366,411,227		−		−
Life cycle	158,449,014	158,449,014		−		−
Bond	79,724,600	79,724,600		−		−
Money market	52,671,754	52,671,754		−		−

Clear Channel Outdoor Holdings, Inc. Class A common stock (unitized**)	1,760,491	1,760,491		−		−

Total assets at fair value*	$713,819,723	$713,819,723	$	−	$	−

* The proportionate interest of the Plan in the Master Trust as of December 31, 2013 and 2012, was approximately 98.2 percent and 98.3 percent, respectively.
** A non-registered fund comprised of the underlying Clear Channel Outdoor Holdings, Inc. Class A common stock and a short-term cash component.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended December 31, 2013.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include: (i) Common stocks, which are valued at the closing price reported on the active market on which the individual securities are traded; and (ii) Registered investment funds, which are valued at the net asset value (NAV) of shares held by the Plan at year-end.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  There are no Level 2 or 3 securities held by the Plan.

Note 5:	Investments

The following presents investments that represent 5 percent or more of the Plan’s allocable interest in the underlying investments of the Master Trust as of December 31, 2013 and 2012:

	2013	2012
Fidelity Growth Company Fund	$70,006,003	$51,084,287
Fidelity Retirement Money Market Portfolio	$48,844,825	$51,900,869
MSIFT Mid-Cap Growth Portfolio	$80,961,716	$61,305,123
PIMCO Total Return Fund	$64,327,624	$78,750,940
Fidelity Low-Priced Stock Fund	$65,202,313	$49,145,643
Fidelity Diversified International Fund	$66,553,000	$53,633,673
Spartan 500 U.S. Equity Index Institutional Fund	$148,809,242	$118,218,013
Fidelity Freedom 2010 Fund	$50,803,791	$47,905,909
Fidelity Freedom 2030 Fund	$47,049,386	$37,362,722
T. Rowe Price Institutional Large Cap Value Fund	$53,865,969	$39,525,801

During 2013, the Plan’s allocable interest in Master Trust investments (including interest, dividend income and gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Clear Channel Outdoor Holdings, Inc. Class A common stock (unitized*)	$782,651
Registered investment funds	161,961,141
$162,743,792
* A non-registered fund comprised of the underlying Clear Channel Outdoor Holdings, Inc. Class A common stock and a short-term cash component.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 6:	Related Party Transactions

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity).  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan also invests in a non-registered fund comprised of the underlying Class A common stock of a majority-owned subsidiary (Clear Channel Outdoor Holdings, Inc.) and a short-term cash component.

The Plan sponsor paid approximately $170,000 in professional fees related to the Plan for the year ended December 31, 2013.

Note 7:	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in the employer’s contributions allocated to their account.

Note 8:	Tax Status

The IRS has determined and informed the Plan sponsor by a letter dated March 12, 2014 that the Plan and related trust are designed in compliance with the applicable sections of the Internal Revenue Code and, therefore, not subject to tax.

U.S. generally accepted accounting principles requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 9:	Risk and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

Clear Channel Communications, Inc. 401(k) Savings Plan
EIN:  74-1787539  PN 001
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2013

	Participant Loan Repayments Transferred Late to the Plan	Total that Constitutes Non-Exempt Prohibited Transactions

(1)	$217,540	$217,540

(1)	Late remittance of participant loan repayments pertaining to the May 31, 2013 pay period and received by the custodian on June 16, 2013.

Clear Channel Communications, Inc. 401(k) Savings Plan
EIN:  74-1787539  PN 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

*	Notes Receivable from Participants	Various due dates with interest rates between 4.25% - 9.25%	$14,642,502
			$14,642,502

*	Denotes party-in-interest

Note:  This schedule excludes the Plan’s interest in the Clear Channel Communications, Inc. Master Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEAR CHANNEL COMMUNCIATIONS, INC. 401(K) SAVINGS PLAN

Date: June 30, 2014	By:	/s/ Michael Perkins
Michael Perkins
Chairman, Retirement Benefits Committee

EXHIBIT INDEX

Exhibit	Description
23.1*	Consent of BKD, LLP

*  Filed herewith.